October 7, 2013

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re:

OICco Acquisition IV, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed August 29, 2013

File No. 333-165760

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of October 2, 2013.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

· Disclose that you are an emerging growth company;

· Describe how and when a company may lose emerging growth company status;

· Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

· State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company is an emerging growth company under the Jumpstart Our Business Startups Act.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

 As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Other than this prospectus upon effectiveness, no material has or will be provided to potential investors that are qualified institutional buyers or institutional accredited investors, nor are any research reports published or distributed by any broker dealer who will participate in this offering.

3. We note that Miguel Dotres has replaced Ronald Davis as the new sole officer, director, and shareholder of the company. Please ensure that disclosure throughout the filing is updated accordingly. We note the following as examples of disclosures that appear to require revision:

· the references to Mr. Davis as your “sole officer and director” on pages 13 and 26;

· the discussion of the potential sale of Mr. Davis’s shares on page 21;

· the disclosure regarding Mr. Davis’s conflicts of interest at the top of page 24; and

· the beneficial ownership table on page 25, which indicates that Mr. Davis currently owns all of the outstanding shares of the company.

The above have been revised for consistency.

4. We note your disclosure on page 10 that Mr. Dotres is also the sole officer and director of another blank check company, OICco Acquisition I, Inc. Further to prior comment 3, with respect to OICco Acquisition I and any other blank check companies with which Mr. Dotres is involved that are subject to SEC reporting obligations, please tell us in your response letter the status of each such company’s attempts to raise capital through a registered offering of securities, as well as the status of each such company’s efforts to effect a business combination. To the extent any of the blank check companies with which Mr. Dotres is involved has entered into a business combination agreement, please briefly describe the target company and the terms and status of the acquisition. Please update disclosure throughout the filing as appropriate to reflect the success, or lack thereof, that OICco Acquisition I and any other blank check companies controlled by Mr. Dotres have had to date with respect to raising capital and acquiring an operating company.

Disclosure added that Mr. Dotres became the officer and director of OICco Acquisition I, Inc. on January 14, 2013.   That entity had previously closed it offering and filed an 8k thereon.   Since his appointment Mr. Dotres has brought the annual and quarterly 34 Act filings up to date.  Mr. Dotres has identified a target company and engaged in a share exchange agreement with Champion Pain Care Corp.

Risk Factors

“Shares eligible for future sale…,” page 13

5. Please revise this discussion to reflect that you are a shell company and that as such, holders of your restricted or control securities will not be able to sell their securities in reliance on Rule 144 until such time, if ever, as you meet the requirements of Rule 144(i)(2). We note your discussion in this regard on page 18.

Revised to to reflect that we are a shell company and that as such, holders of our restricted or control securities will not be able to sell their securities in reliance on Rule 144 until such time, if ever, as we meet the requirements of Rule 144(i)(2).

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

6. We refer to the following assertions made in this section:

· Mr. Dotres has participated in “all aspects of corporate management at the highest levels;”

· “He has served as served as a Board Member, Officer and Director for many of these companies;” and

· “Mr. Dotres has played an integral part in all aspects of operations; from startup companies to fully operating corporations both private and public.”

Please remove these general promotional claims, or revise them to provide specific examples from Mr. Dotres’s business experience.

Removed.

7. Please also expand your disclosure regarding Mr. Dotres’s experience to discuss his involvement with OICco Acquisition I, Inc.

Miguel Dotres, Sole Officer and Director age 42

In December 2004 Mr. Dotres founded Internet Entertainment Programming Network Inc. This company was organized to produce internet radio stations and programming solutions. Mr. Dotres was Chief Executive Officer of the company. From inception to Mr. Dotres resignation from the Company, he provided management and financial backing. In addition, he was instrumental in raising capital to facilitate future growth.  As of December 2006, Mr. Dotres resigned his position to seek other opportunities and continued acting in a limited advisory role with the company until June 2007.

In February 2006 Mr. Dotres co-founded Grid Merchant Partners Inc., an internet based credit card processing and e-check processing company. Grid Merchant Partners electronic transactions included Visa, MasterCard, AMEX, Discover, Debit and EBT. In March 2007 Payless Telecom Solutions Publicly traded company (PYSJ) acquired Grid Merchant Processing Inc. and Mr. Dotres resigned his position April 2007.

In September of 2007 Mr. Dotres became the Chief Operations Officer for Merlot Inc. a Florida restaurant corporation that operated two restaurants in Jupiter, FL.  Mr. Dotres played an integral part in improving operations and increasing sales to over 1.5 million dollars.  Mr. Dotres resigned from the company in July 2010 to seek other opportunities.

From July 2010 to present Mr. Dotres founded Diversified Corporate Investment Group Inc. and is the sole member and control person of this company. Mr. Dotres provides specialized business services to business seeking to build social media awareness and network in the social media space.

Mr. Dotres became the officer and director of OICco Acquisition I, Inc. on January 14, 2013.   That entity had previously closed it offering and filed an 8k thereon.   Since his appointment Mr. Dotres has brought the annual and quarterly 34 Act filings up to date.  Mr. Dotres has identified a target company and engaged in a share exchange agreement with Champion Pain Care Corp.

8. We note the biographical information regarding Mr. Davis at the bottom of page 23 and the discussion of his conflicts of interest with respect to the company on page 24. Please describe Mr. Davis’s current involvement with the company, and ensure that the information presented here is current. In this regard, we note that the biographical information presented on page 23 primarily relates to Mr. Davis’s experience from 2005 to 2008.

Revised as follows:

Ronald A. Davis, President, age 68.

In December 2005, Mr. Davis founded St. Vincent Press, Inc.  This company was organized to publish short run books with a small audience. Mr. Davis was Chief Executive Officer of the company.  From inception to Mr. Davis’ resignation from the Company, he provided management and financial backing. In addition, he was instrumental in raising about $50,000 to facilitate future growth.  As of December 2007, Mr. Davis resigned his position to seek other opportunities and is now acting in a limited advisory role with the company.

Mr. Davis was the sole officer and director of Bella Viaggio, Inc., a Reporting Company with the Securities and Exchange Commission. Mr. Davis formed this corporation in June 2007 for the purpose developing day spas and upscale hair salons.  To date, Bella has not commenced business operations. As part of Mr. Davis' efforts to simplify his operations, he has resigned his positions as President and director of Bella, and no longer has an interest in the company other than as beneficial owner of 16,000 shares of common stock.

From August 2007 to December 2007, Mr. Davis was the Treasurer of Friendly Auto Dealers, Inc., a Reporting Company whose common stock is currently listed on the Over the Counter Bulletin Board (“OTCBB”) under the trading symbol FYAD. He served in a limited role for this Company providing accounting services until he resigned from the Company. At the date of his resignation Friendly had not commenced business operations.

In February 2008, Mr. Davis founded Genesis Corporate Development, LLC and was the managing director where he provided business consulting services to start-up companies. Mr. Davis advised on such matters as business plan development, identifying angel groups interested in investments similar to the client’s project, and assisted with writing and developing business and finance strategies. Prior to Genesis Corporate Development Mr. Davis operated his consulting services through Heartland Managed Risk, LLC (established in 2002.) This business was combined with Genesis in the spring of 2008. Genesis has since been dissolved.

In March 2008, Mr. Davis founded Walker, Bannister & Dunn, LLC and was the sole member and control person of this Company. Through this business Mr. Davis provided specialized consulting services to businesses seeking private and public equity financing.  This Company has now been dissolved.

Since leaving the above positions, Mr. Davis has worked in various aspects of mergers and acquisitions. During his tenure as CEO of Caffe Diva, a public entity (described below), he successfully negotiated 41 acquisitions of competitors in a roll-up strategy that helped the company grow from six locations to 47 locations in nine states.

Mr. Davis is a member of the National Investment Bankers Association and Financial Services Exchange, both of which are associations of firms and individuals involved in the APO, IPO, Private Placement and merger and acquisitions.

Currently Mr. Davis owns approximately 34% of the common stock of Rangeford Resources, Inc. Mr. Davis is a minority shareholder and performs no management role for the Company; however, he may be deemed to be a control person because of his significant minority holding. Rangeford has not commenced operations except for investigating various oil and gas properties that in the view of management has the best prospects for success. To date, no agreements have been reached and the company continues to generate no revenues.

Certain Relationships and Related Transaction, page 26

9. You disclose here that Mr. Dotres is “the only promoter of the company.” Please also name Mr. Davis as a promoter, since he took initiative in founding and organizing the company and received 8 million shares as consideration for doing so. If you determine that Mr. Dotres is not a promoter as defined in Securities Act Rule 405, please provide support for this determination in your response letter with reference to the definition.

Mr. Davis named as promoter.

Exhibit 99a. Escrow Agreement

10. Please file an updated executed escrow agreement. In this regard, we note that the agreement currently on file is executed by Mr. Davis as the selling shareholder and contemplates that up to $900,000 in funds may be deposited into the escrow account.

Updated escrow filed.

Very truly yours,

/s/ Miguel Dotres

Miguel Dotres, President

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